Exhibit 99.1

April 18, 2022

GOLD STANDARD VENTURES ANNOUNCES 2022 EXPLORATION PROGRAM

VANCOUVER, B.C. – Gold Standard Ventures Corp. (NYSE AMERICAN: GSV) (TSX: GSV) (“Gold Standard” or the “Company”) today announced plans for its 2022 first stage exploration program on its +21,000 hectare land package in Nevada’s Carlin Trend. The first stage program includes approximately 5,700 meters of reverse-circulation (“RC”) and core drilling over 20 holes. Drilling is scheduled to start in May 2022. Based on the results of the first stage exploration program, the Company intends to develop a second stage exploration program to be completed in the Fall and Winter of 2022.

https://goldstandardv.com/site/assets/files/6188/2022_exploration_program_graphics.pdf

Jason Attew, President and CEO, commented, “We are excited to initiate our 2022 drilling program. The focus of this year’s program is to test for oxide mineralization extensions at Pinion with the goal of enhancing the size of the Pinion pit and further extending the project life. We will also test the highly prospective LT target which is near Pinion and has the potential to develop into a satellite pit to the South Railroad Project in the future. Finally, after our new geological team spent the past year analyzing the historical drill database across our property package, we are excited to begin drilling for sulphide gold mineralization again. The Ranch prospect shows promise as a potential high-grade target north of the Dark Star oxide deposits. We will also revisit the North Bullion deposit in the north of our property package. North Bullion was the focus of exploration for the Company up until 2016 when the focus switched to drilling oxide mineralization at Dark Star and Pinion. Our team believes Carlin-type sulphide mineralization remains open to the northwest at North Bullion and we will test the area in the first half of our exploration season.”

Exploration Focus Areas:

Oxide Drilling

  Pinion SB Zone (contiguous SE extension of Pinion): 12 RC drill holes (approximately 3,050 meters) to further develop oxide mineralization at the SB Zone target. Previously released intercepts at SB Zone include: PC20-22 (61.1m of 1.07 g Au/t), and PC21-07 (27.4m of 1.26 g Au/t) (see April 15, 2021, and January 18, 2022, news releases for further details). The deposit remains open to the south, west, and east in this target zone.

  LT (3km NW from Pinion): 4 RC drill holes (approximately 800 meters) will continue to test for gold mineralization along the LT Fault. Previously released intercepts at LT include: LT21-02 (39.6m of 0.76 g Au/t) and LT20-08 (30.5m of 0.78 g Au/t) (see November 8, 2021, and October 29, 2020, news releases for further details). Mineralization at LT begins at surface and remains open to the north, south, west, and at depth.

Sulphide Drilling

  Ranch (1km north of Dark Star): 1 core drill hole (approximately 610 meters) to test for high-grade sulphide gold mineralization. Dark Star North oxide mineralization plunges towards the north. In 2019 the Company drilled hole DS19-01 approximately 1km to the north of the Dark Star North deposit to test for high-grade sulphide mineralization at depth.

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  The hole terminated at ~550 meters. The bottom 3.5m of DS19-01 contained high concentrations of pathfinder elements to Carlin-type sulphide mineralization (3,342 ppm As, 50 ppm Hg, 182 ppm Tl and 303 ppm Sb). The core hole planned for 2022 is approximately 200 meters to the south of DS19-01.

  North Bullion (10km north of Pinion): 3 RC drill holes (approximately 1,250 meters) to test the northwest extension of high-grade sulphide mineralization at depth. Previously released intercepts at North Bullion include: RR16-01 (65.6m of 3.17 g Au/t sulphide mineralization, including 8.5m of 11.16 g Au/t) and RR16-05 (19.8m of 4.40 g Au/t sulphide mineralization, including 5.3m of 7.02 g Au/t) (see August 30, 2016, and January 23, 2017, news releases for further details). Previous drilling did not adequately test west of RR16- 01 or RR16-05 and the deposit remains open to the northwest.

Qualified Persons

Richard Yancey, Geology Manager, is the Company’s Qualified Person (QP) as defined by National Instrument 43-101 and has reviewed and approved the technical contents of this news release.

About Gold Standard

Gold Standard is developing the South Railroad Project, an open pit, heap leach gold project located in Elko County, Nevada. The project is part of a +21,000 hectare land package on the Carlin Trend, and is 100% owned or controlled by Gold Standard. The goal of the Company is to become the low-cost junior producer of choice in Nevada, one of the premier mining jurisdictions in the world.

Cautionary Note Regarding Forward-Looking Statements

This news release contains forward-looking statements, which relate to future events or future performance. All statements, other than statements of historical fact, included herein including, without limitation, statements regarding the potential for LT to be a satellite pit to the South Railroad Project (“SRP”); the ability of the Company to increase the resource base at Pinion; the nature and extent of mineralization at the Pinion deposit; the Company’s future exploration plans and objectives; the expected size and dimensions of the planned pits and area of demonstrated mineral resources of the SRP; and about the potential financing and construction of the SRP. Such forward-looking statements reflect management’s current beliefs and are based on assumptions made by and information currently available to the Company, including that LT will become a satellite pit to the SRP; that the Company will be successful in increasing the resource base at Pinion; that the pit and the area of demonstrated mineral resources at SRP will conform to that set out in the feasibility study for SRP; and that the Company will be successful in the financing and construction of the SRP. By their nature, forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements, or other future events, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. These risks, uncertainties and other factors include, among others: that LT will not become a satellite pit to the SRP; that the Company may not successfully increase the resource base at Pinion; that the pit and the area of demonstrated mineral resources at SRP will be different than that set out in the feasibility study for SRP; that the Company may not be successful in financing and constructing the SRP; that the SRP may never be placed into production; global financial conditions and volatility of capital markets, uncertainty regarding the availability of additional capital, fluctuations in commodity prices; title matters; and the additional risks identified in our filings with Canadian securities regulators on SEDAR in Canada (available at www.sedar.com) and with the SEC on EDGAR (available at www.sec.gov/edgar.shtml). These forward-looking statements are made as of the date hereof and, except as required under applicable securities legislation, the Company does not assume any obligation to update or revise them to reflect new events or circumstances.

For further information contact:
Michael McDonald
Vice President, Corporate Development & Investor Relations
Phone: 1-604-687-2766

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E-Mail: info@goldstandardv.com

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